

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2015

Melissa A. Lueke
Executive Vice President and Chief Financial Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

      Re: **Meridian Bioscience, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed December 1, 2014
               File No. 000-14902

Dear Ms. Lueke:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Jeffrey P. Riedler

                            Jeffrey P. Riedler
                            Assistant Director